Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279847

HINES GLOBAL INCOME TRUST, INC.
SUPPLEMENT NO. 7, DATED JULY 17, 2025
TO THE PROSPECTUS, DATED FEBRUARY 4, 2025

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global Income Trust, Inc., dated February 4, 2025 (the “Prospectus”), as supplemented by Supplement No. 1, dated February 13, 2025, Supplement No. 2, dated March 17, 2025, Supplement No. 3, dated April 4, 2025, Supplement No. 4, dated April 16, 2025, Supplement No. 5, dated May 15, 2025, and Supplement No. 6, dated June 13, 2025. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.to provide an update on the status of our current public offering;

B.to update the offering price and transaction price for each class of our common stock for subscriptions to be accepted as of August 1, 2025;

C.to disclose the calculation of our June 30, 2025 NAV per share, as determined in accordance with our valuation procedures, for each of our share classes;

D.to provide an update regarding distributions declared;

E.to update disclosure in the "Experts" section of the Prospectus; and

F.to update disclosure in the “Management — Our Dealer Manager” section of the Prospectus.

A.Status of Our Offering

We launched this offering on February 4, 2025. As of July 17, 2025, we have received gross proceeds of approximately $208.0 million from the sale of 21.1 million shares of our common stock through our current public offering, including proceeds from our distribution reinvestment plan. As of July 17, 2025, approximately $1,825.2 million of our common shares remained available for sale pursuant to our current public offering in any combination of Class T Shares, Class S Shares, Class D Shares, and Class I Shares, exclusive of approximately $466.8 million of shares available under our distribution reinvestment plan. This is our fourth public offering, and as of July 17, 2025, we have received aggregate gross proceeds of approximately $3.8 billion from the sale of shares of our common stock through our public offerings, including proceeds from our distribution reinvestment plan.

B.August 1, 2025 Offering Price and Transaction Price

The transaction price for each share class of our common stock for subscriptions to be accepted as of August 1, 2025 (and repurchases as of July 31, 2025) is as follows:

	Offering Price(1)	Transaction Price(1)
	(per share)	(per share)
Class T	$10.20	$9.84
Class S	$10.20	$9.84
Class D	$9.84	$9.84
Class I	$9.84	$9.84
(1)Prices presented are rounded to the nearest cent. Actual transactions are based on prices rounded to four decimals.

The transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2025. The NAV per share as of June 30, 2025 is the same for each of our share classes. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

C.June 30, 2025 NAV Per Share

Our board of directors has appointed a valuation committee comprised of independent directors, which we refer to herein as the valuation committee, to be responsible for the oversight of the valuation process. The valuation committee has adopted a valuation policy, as approved by our board of directors, and as amended from time to time, that contains a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at hinesglobalincometrust.com and is also available on our toll-free information line at (888) 220-6121. Please see "Valuation Policy and Procedures" in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding interim real property valuations provided by our Advisor and reviewed by Altus Group U.S. Inc., or Altus, the independent valuation advisor we have engaged to prepare appraisal reviews and carry out a review of the calculation of the NAV for the Company. All parties engaged by us in the calculation of our NAV, including our Advisor, are subject to the oversight of our valuation committee. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by Altus. Altus reviewed the calculation of the new NAV per share of our common stock as of June 30, 2025, as set forth, and concurred with the calculation of the new NAV per share.

The table below sets forth the calculation of our NAV per share of each class of shares of our common stock as of June 30, 2025 and May 31, 2025 (the NAV per share is the same for each class of shares of our common stock):

	June 30, 2025		May 31, 2025
	Gross Amount	Per Share	Gross Amount	Per Share
	(in thousands)		(in thousands)
Real estate investments	$5,023,035	$17.85	$4,904,703	$17.59
Other assets	687,315	2.44	566,628	2.03
Debt and other liabilities	(2,940,735)	(10.45)	(2,735,394)	(9.81)
NAV	$2,769,615	$9.84	$2,735,937	$9.81
Shares outstanding	281,496		278,917

Our consolidated balance sheet as of June 30, 2025 includes a liability of $49.8 million related to distribution and stockholder servicing fees payable to the Dealer Manager in future periods with respect to shares of its common stock. The NAV per share as of June 30, 2025 does not include any liability for distribution and stockholder servicing fees that may become payable after June 30, 2025, since these fees may not ultimately be paid in certain circumstances, including if Hines Global was liquidated or if there was a listing of our common stock.

As of June 30, 2025, we owned interests in 49 real properties that were 96% leased and consisted of 23.2 million square feet of leasable space, based on information as of March 31, 2025, but reflecting the acquisitions of Georgia International Trade Center, Upton Crossing and I-85 Logistics Center in May 2025 and The Peel Centre in June 2025. Our portfolio was 33% levered based on the valuations of our real properties as of June 30, 2025.

The valuations of our real properties as of June 30, 2025 were reviewed by Altus in accordance with our valuation procedures. Certain key assumptions that were used in the discounted cash flow analysis, which were determined by our Advisor and reviewed by Altus, are set forth in the following table based on weighted-averages by property type. However, the table below excludes assumptions related to any properties that were acquired in the past 12 months and are being carried at their purchase price. In accordance with our valuation policy, the acquisition cost of these properties may serve as their value for a period of up to one year following their acquisition.

	Office	Industrial	Retail	Residential/Living	Other	Weighted-Average Basis
Exit Capitalization rate	6.93%	5.57%	6.22%	5.45%	6.69%	5.89%
Discount rate / internal rate of return (“IRR”)	8.16%	7.42%	6.94%	6.89%	7.83%	7.35%
Average holding period (years)	10.0	9.6	10.0	10.0	9.8	9.8

A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Industrial	Retail	Residential/Living	Other	Weighted-Average Values
Exit Capitalization rate (weighted-average)	0.25% decrease	2.48%	3.61%	2.66%	2.87%	2.35%	3.02%
	0.25% increase	(2.12)%	(3.22)%	(2.16)%	(2.73)%	(2.18)%	(2.72)%
Discount rate (weighted-average)	0.25% decrease	1.94%	2.00%	2.05%	1.90%	1.85%	1.95%
	0.25% increase	(1.88)%	(1.61)%	(1.70)%	(1.85)%	(1.82)%	(1.75)%

D.Distributions Declared

With the authorization of our board of directors, we declared monthly distributions for the month of July 2025 for each class of our common stock at the following rates (as rounded to the nearest three decimal places):

July 2025	Gross Distribution	Distribution and Stockholder Servicing Fee	Net Distribution
Class T Shares	$0.052	$0.008	$0.044
Class S Shares	$0.052	$0.007	$0.045
Class D Shares	$0.052	$0.002	$0.050
Class I Shares	$0.052	$—	$0.052
Class AX / JX Shares	$0.052	$—	$0.052

The net distributions for each class of shares of our common stock (which represents the gross distributions less the distribution and stockholder servicing fee for each applicable class of shares of common stock) will be payable to stockholders of record as of the last business day of July 2025, and will be paid on the first business day of August 2025. These distributions will be paid in cash or reinvested in shares of our common stock for stockholders participating in our distribution reinvestment plan. Distributions reinvested pursuant to our distribution reinvestment plan will be reinvested in shares of the same class of shares as the shares on which the distributions are being made. Some or all of the cash distributions may be paid from sources other than cash flows from operations.

E.Update to Experts

The following updates the “Experts” disclosure on page 182 of the Prospectus:
The statements included in this Supplement under Section C, “June 30, 2025 NAV Per Share,” relating to the role of Altus as the independent valuation advisor, have been reviewed by Altus and are included in this Supplement given the authority of Altus as an expert in real estate valuations. Altus Group does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.

F.Update to Our Dealer Manager Section

The disclosure below hereby supersedes and replaces the section entitled “Management — Our Dealer Manager” beginning on page 88 of the Prospectus:
Hines Private Wealth Solutions LLC (formerly known as Hines Securities, Inc.), our Dealer Manager, was formed in June 2003. It is registered under applicable federal and state securities laws and is qualified to do business as a securities broker dealer throughout the United States. Our Dealer Manager provides the marketing function for the distribution and sale of our common shares and for offerings by other Hines-sponsored investment vehicles. Our Dealer Manager is a member firm of the Financial Industry Regulatory Authority.
The following table sets forth information with respect to the directors, officers and the key employees of our Dealer Manager:

Name	Age	Position and Office with our Dealer Manager
Paul Ferraro	53	Senior Managing Director and Chief Executive Officer
Dugan Fife	51	Senior Managing Director, Retail and Institutional Sales Distribution
John Caruso	38	Managing Director, Head of Strategic Accounts
Matt Fogg	55	Managing Director, AML Compliance Officer, Treasurer and Secretary

Paul Ferraro. Mr. Ferraro has been the Chief Executive Officer of our Dealer Manager since June 2025. He has also been the Global Head of Hines Private Wealth Solutions since 2024 and is a Senior Managing Director with the Capital Markets Group. He leads Hines’ global private wealth platform, with a focus on developing product strategy, expanding distribution and fostering strong relationships within the sector in an effort to sustain and build on the firm’s commitment to individual investors and their financial professionals. Mr. Ferraro joined Hines with over 25 years of experience in consultative sales and management at leading firms, including Morgan Stanley and The Carlyle Group. Before joining Hines, Paul served as global head of Carlyle Private Wealth, where he oversaw the significant expansion of its platform. He holds a B.S. with a concentration in finance and economics from Gannon University, as well as an M.B.A. from the University of North Carolina, Charlotte.
Dugan Fife. Mr. Fife joined our Dealer Manager in June of 2004 and is responsible for overseeing distribution throughout the U.S. and recent expansions through distribution partners into Latin America and Canada. Prior to his promotion to National Director, he served as the Western Divisional Director and was a Regional Sales Director for our Dealer Manager covering the states of Michigan, Indiana and Kentucky. Before joining our Dealer Manager, Mr. Fife served as a Regional Vice President for Scudder/Deutsche Bank, with responsibility for wholesaling variable annuities. Prior to that, Mr. Fife worked for Sun Life/MFSLF Securities as a Vice President responsible for wholesaling variable, fixed and indexed annuities. He has been in the securities business since 1997. He is a graduate of the University of Michigan with a B.A. in Organizational Studies and holds Series 7, 24 and 63 Securities Registered Representative Licenses from FINRA.

John Caruso. Mr. Caruso is a Managing Director and Head of Strategic Accounts for our Dealer Manager and is responsible for leading the business development strategy to grow client relationships within the private wealth segment and support national distribution efforts. Mr. Caruso’s team manages key relationships within the wirehouse, private bank, independent broker-dealer and RIA channels. Mr. Caruso joins Hines with over 15 years of experience in business development, most recently leading national accounts efforts for Goldman Sachs Asset Management. John began his career as a Financial Solutions Advisor at Merrill Lynch and an Investment Solutions Relationship Manager for U.S. Trust, Bank of America Private Wealth Management. He graduated from Rutgers University with a dual major in Economics and Communications, and earned his Masters of Business Administration from New York University's Stern School of Business.

Matt Fogg. Mr. Fogg joined our Dealer Manager in August of 2003 and is currently responsible for leading all aspects of shareholder services and operations, due diligence and sales enablement for the U.S. Private Wealth platform. He also serves as the AML Compliance Officer, Treasurer and Secretary for our dealer manager. In his prior role, he served as the Director of Shareholder Services & Operations. Before joining our Dealer Manager, Mr. Fogg worked for Van Kampen American Capital and held multiple management positions, with responsibility for overseeing call center operations for their mutual fund platform. With a career spanning three decades in the financial services industry, he brings a deep understanding of operational dynamics, regulatory frameworks and best practices for the private wealth channel. He is a graduate of Radford University with a B.B.A. in Organizational Management and holds Series 7, 24, 63 and 99 Securities Registered Representative Licenses from FINRA.